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                                                                     EXHIBIT D-2

                            UNITED STATES OF AMERICA
                                   BEFORE THE

                      FEDERAL ENERGY REGULATORY COMMISSION

Southern Indiana Gas and                      )
            Electric Company,                 )        Docket No. EC99-106-000
Indiana Energy, Inc. and                      )
Vectren Corporation                           )

                          APPLICATION FOR AUTHORIZATION
                             AND APPROVAL OF MERGER

            Pursuant to section 203 of the Federal Power Act ("FPA"), 16 U.S.C.
Section 824b, and Part 33 of the Commission's regulations, 18 C.F.R. Sections 33.1-33.10 (1999), Southern Indiana Gas and Electric Company ("SIGECO"), a wholly-owned subsidiary of SIGCORP, Inc. ("SIGCORP"), Indiana Energy, Inc. ("Indiana Energy") and Vectren Corporation ("Vectren"), on behalf of themselves and their jurisdictional affiliates (collectively the "Applicants"), hereby apply for any and all authorizations necessary under the FPA for approval of the merger of SIGCORP and Indiana Energy into Vectren (the "merger transaction"). Under the merger transaction, SIGCORP, a public utility holding company would disappear and its wholly-owned subsidiary, SIGECO, would emerge as a wholly-owned subsidiary of Vectren. Similarly, Indiana Energy, a public utility holding company that owns, inter alia, 100% of the capital stock of Indiana Gas Company, Inc. ("Indiana Gas"), two other local distribution companies and, indirectly, a 50% interest in a power marketer, ProLiance Energy, LLC. ("ProLiance Energy") would disappear and its former subsidiaries would become subsidiaries of Vectren. The merger would be accomplished through a tax-free exchange of common stock. It would result in the shareholders of SIGCORP and Indiana Energy becoming shareholders in Vectren, a newly-formed

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corporation, which would continue to carry on the business of both SIGCORP and
Indiana Energy.

            The Applicants are treating this merger transaction as a jurisdictional transaction under the guidance provided in Illinois Power Co., 67 FERC Paragraph 61,136 (1994), a case in which the Commission established a presumption that section 203 approval is required for the merger of public utility holding companies.

                        I. DESCRIPTION OF THE APPLICANTS

            (a) Southern Indiana Gas and Electric Company. SIGECO, a wholly owned subsidiary of SIGCORP, is a public utility incorporated under the lawsof the State of Indiana. It is engaged in the generation, transmission, distribution and sale of electric energy, as well as the purchase of natural gas and its transportation, transmission, distribution and sale in a service area covering all or parts of ten counties in southwestern Indiana. Electric distribution service at retail is supplied to customers in Evansville and 74 other cities, towns and communities, as well as adjacent rural areas. SIGECO provides wholesale sales service to an additional five communities. As of December 31, 1998, SIGECO served 124,000 retail electric customers, 108,241 of whom were residential customers. It is a party to an interconnection agreement under which it provides firm power to the City of Jasper, Indiana. It also has an agreement with Hoosier Energy Rural Electric Cooperative, Inc. ("Hoosier Energy") for the sale of firm peaking power to Hoosier Energy during the annual winter heating season (November 15-March 15.) The contract with Hoosier Energy expires on March 15, 2000. Under an agreement dated June 26, 1969, filed with the Commission as SIGECO's FERC Rate Schedule No. 29, as amended, SIGECO makes sales to Alcoa Generating Corporation.

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            SIGECO is a member of the East Central Area Reliability Group
("ECAR") under an agreement that obligates it to maintain a spinning reserve margin. SIGECO is interconnected with Louisville Gas and Electric Co., PSI Energy, Inc., Indianapolis Power & Light Co., Hoosier Energy, Big Rivers Electric Corporation, Wabash Valley Power Association and the City of Jasper. Its 1998 peak load was 1,082.5 MW.

            Since March 1999, SIGECO applied to become, and was accepted as, a Participant in the Midwest Independent Transmission System Operator. 1/

            SIGECO has filed an open-access transmission tariff with the Commission in accordance with Order No. 888. The Commission approved the non-rate terms and conditions of the tariff in 1996 (Atlantic City Electric Co., 77 FERC Paragraph 61,144 (1996)) and approved the rates provided for therein the following year (Allegheny Power System, Inc., 80 FERC Paragraph 61,143 (1997)). SIGECO has also adopted Standards of Conduct which the Commission has held to be consistent with Order No. 889. American Services Co., 86 FERC Paragraph 61,079
(1999).

            In Southern Indiana Gas & Electric Co., 77 FERC Paragraph 61,024
(1996), the Commission approved SIGECO's application for authority to sell electricity at wholesale at market-based rates. The Commission's action was based in part upon a finding that Southern Indiana's "market share of installed and uncommitted capacity will not exceed levels that the Commission previously has found to be acceptable." Id. at 61,092

            SIGECO's retail electric service is regulated by the Indiana Utility Regulatory Commission ("IURC"). The IURC also regulates SIGECO's natural gas business. SIGECO

------------------------
1/ The Midwest Independent System Operator was conditionally authorized in September 1998. Midwest Independent System Operator, 84 FERC P. 61,231
      (1998). A formal application for authorization for SIGECO's transmission facilities to be administered by the Midwest ISO (along with those of other new members) is currently being prepared.


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supplies natural gas service to 108,335 customers, including 98,636 residential customers, 9,481 commercial customers and 218 industrial customers. It operates 2,932 miles of gas transmission and distribution lines. The SIGECO gas system also includes three underground gas storage fields.

            On January 1, 1996, SIGECO became a wholly-owned subsidiary of SIGCORP, a newly-formed public utility holding company. The Commission approved the transaction, in which all of the shares of common stock of SIGECO were exchanged for shares of SIGCORP stock on a one-for-one basis, on November 7, 1995. Southern Indiana Gas and Electric Co., 73 FERC Paragraph 62,090 (1995).

            SIGECO's utility operations produce approximately 80% of SIGCORP's total revenues. In addition to SIGECO, SIGCORP has several other subsidiaries. They include the following:

            - Southern Indiana Properties, Inc., formed in 1986, which invests in real estate and equipment, real estate partnerships and joint ventures and other financial and business arrangements.

            - Energy Systems Group, Inc., incorporated in 1994, which has a one-third ownership interest in Energy Systems Group, LLC. The firm provides energy-related performance contracting services.

            - Southern Indiana Minerals, Inc., incorporated in 1994 to process and market coal combustion by-products.

            - SIGCORP Energy Services, Inc., which was formed in 1996 as an energy marketer and currently provides natural gas, pipeline management and other natural gas-related services. SIGCORP Energy Services has filed in Docket No. ER99-2181-000 a tariff for sales of electric power at market-based rates. The tariff was accepted by Commission order dated May 12, 1999. Rocky Road Power, L.L.C., 87 FERC Paragraph 61,163 (1999). However, SIGCORP Energy Services has never taken part in any power marketing transactions.

            - SIGCORP Capital, Inc., incorporated in October 1996, which is a primary financing vehicle for SIGCORP's non-regulated subsidiaries.

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            -           SIGCORP Fuels, Inc., incorporated in December 1996 to
                        own and operate coal mining properties and to provide coal and related services to SIGCORP and other customers.

            - SIGCORP Power Marketing, Inc., formed in December 1996 to purchase power for SIGECO and to market power for SIGECO. This company is not currently active.

            - SIGCORP Communications Services, Inc., incorporated in August 1997, was formed to undertake communications-related strategic initiatives.

            - SIGECO Advance Communications, Inc., incorporated in April 1998, holds SIGCORP's investment in SIGECOM, LLC and Utilicom Networks, Inc. It is a joint venture between Advanced Communications, Inc. and Utilicom Networks, Inc. to provide and to market enhanced communications services over a high-capacity fiber-optic network in SIGECO's service territory.

            - SIGCORP Environmental Services, Inc., formed in November 1998, holds SIGCORP's investment in Air Quality Services, a joint venture created to provide air quality monitoring and testing services to industry and utilities.

                         Both SIGECO and SIGCORP are incorporated in the State
of Indiana. The Securities and Exchange Commission has determined that SIGCORP is a public utility holding company that is exempt from the registration requirements and other regulatory requirements of the Public Utility Holding Company Act of 1935 ("PUHCA") pursuant to section 3(a)(1) of PUHCA, 15 U.S.C.
Section 79c(a)(1) (the so-called "single-state" exemption).

            (b) Indiana Energy, Inc. Indiana Energy is also an exempt public utility holding company. It is a publicly-owned corporation with subsidiaries and affiliates engaged in natural gas distribution, gas portfolio administrative services and marketing of natural gas, electric power and related services and services and products unrelated to energy. It was incorporated under the laws of the State of Indiana on October 24, 1985. Indiana Energy has four wholly-owned subsidiaries, Indiana Gas , IEI Services, LLC, IEI Capital Corp. and IEI Investments, Inc.

            Indiana Gas is the principal subsidiary and business entity in the Indiana Energy family. In 1998, it supplied natural gas to about 490,000 residential, small commercial and contract

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(large commercial and industrial) customers in 281 communities in 48 of the 92 counties in the State of Indiana. The largest communities served include Muncie, Anderson, Lafayette-West Lafayette, Bloomington, Terre Haute, Marion, New Albany, Columbus, Jeffersonville, New Castle and Richmond.

            Indiana Gas owns two local distribution companies, Richmond Gas Corporation and Terre Haute Gas, Inc. Pursuant to Indiana law and regulations, both of these subsidiaries are operationally combined with, and do business under the name of, "Indiana Gas Company, Inc." Indiana Gas is itself a local distribution company, having most of its operations covered by the Hinshaw Amendment and exempt from regulation by the Commission under sections 1(b) and 1(c) of the Natural Gas Act, 15 U.S.C. Sections 717(b), 717(c). 2/ The remaining activities of Indiana Gas have been granted a "service area" exemption under section 7(f) of the Act, 15 U.S.C. Section 717f(f). See Ohio River Pipeline Corp. 55 FERC Paragraph 61,365 (1991). Indiana Gas's business is regulated by the IURC.

            The other three subsidiaries of Indiana Energy are IEI Services, LLC, IEI Capital Corp. and IEI Investments, Inc. IEI Services provides support services to Indiana Energy and its subsidiaries. Those services include information technology, financial services, human resources support and building and fleet services.

            IEI Capital Corp. was formed to carry out the financing of Indiana Energy and its non-regulated subsidiaries. IEI Investments, Inc. was formed to conduct the operations of Indiana Energy's other businesses. It has three subsidiaries, IGC Energy, Inc., Energy Realty, Inc. and

--------------------------
2/ The Commission's Hinshaw determination was rendered in 1954. Indiana Gas and
   Water Co., 13 F.P.C. 1373 (1954).


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Energy Financial Group, Inc. IGC Energy also owns a 50% interest in ProLiance
Energy.3/ ProLiance Energy provides Indiana Gas with its gas supply. ProLiance Energy is also engaged in the power marketing business. Although ProLiance Energy does not own or control any generation or transmission assets or hold power purchase contracts with durations longer than one year, it is a "public utility" for purposes of the FPA. 4/ IEI Investments is committed to invest in a minority interest in Haddington Energy Partners, L.P., a firm that will participate in the financing of six to eight projects, including natural gas gathering and storage and electric power generation. IEI Investments also holds interests in companies that are engaged in materials management, underground facilities locating and facilities construction, debt collection, and other non-jurisdictional activities.

                               II. THE TRANSACTION

            The merger is proposed to take place in accordance with an Agreement and Plan of Merger ("Merger Agreement") dated as of June 11, 1999 among Indiana Energy, SIGCORP and Vectren. A copy of the Merger Agreement is attached to this Application as Exhibit A. As we have noted above, Vectren is a newly-formed corporation, created to carry out, and be the surviving corporation of, the merger transaction. Today, prior to the merger, SIGCORP and Indiana Energy each owns 50% of the common stock of Vectren.


---------------------------
3/ The other 50% interest in ProLiance Energy is owned by a non-affiliated firm.

4/ ProLiance Energy received authorization to operate as a power marketer by order issued January 16, 1997 in Docket No. ER97-420-000, 62 Fed. Reg. 4993 (February 3, 1997).



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            On the effective date of the merger, 5/ each share of Vectren common stock will be cancelled. Each full share of Indiana Energy's common stock that is issued and outstanding shall be converted into the right to receive one share of Vectren common stock, and each share of SIGCORP's common stock that is issued and outstanding shall be converted into the right to receive 1.333 shares of Vectren common stock. Treasury stock in both Indiana Energy and SIGCORP shall be cancelled and fractional shares of common stock in both Indiana Energy and SIGCORP issued and outstanding shall be converted into the right to receive cash. Indiana Energy and SIGCORP will both be merged into Vectren, which will be the surviving corporation, in accordance with the Indiana Business Corporation Law.

            Once the merger transaction is carried out, the former shareholders of SIGCORP will own 51.4% of the common stock of Vectren. The remaining 48.6% of Vectren's common stock will be owned by former shareholders of Indiana Energy. Vectren will own all of the common stock of SIGECO which, in turn, will own assets that are jurisdictional facilities for purposes of section 203 of the Federal Power Act. Vectren will also become the indirect owner of a one-half interest in ProLiance Energy, a power marketer, as well as the owner of SIGCORP Energy Services, Inc., the holder of authorization to engage in power marketing activities.

            The merger transaction is intended to be a tax-free corporate reorganization under section 368(a) of the Internal Revenue Code of 1986, so that the existing shareholders of both SIGCORP

----------------------
5/ The Merger Agreement provides that the closing will take place after all conditions, including the receipt of all regulatory approvals, have been met. Under section 9.1 of the Merger Agreement, either SIGCORP or Indiana Energy may terminate the Agreement if the closing has not taken place by June 11, 2000, except that the termination date shall be moved back to December 31, 2000 if the cause of the delay is the failure to obtain one or more regulatory or statutory approvals which "are being pursued with diligence."


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and Indiana Energy will not recognize gain or loss on the exchange of their stock for shares of Vectren stock.

            The parties to the merger transaction intend that it shall be treated as a "pooling of interests" business transaction for accounting purposes. The Commission has described this method as follows:

                                    The pooling of interests method accounts for
                        a business combination as the uniting of the ownership interests of companies by exchange of equity securities. No acquisition [premium or discount] is recognized because the combination is accomplished without disbursing resources of the constituents. Ownership interests continue and the former bases of accounting are retained.

Allegheny Energy, Inc. and DQE, Inc., 84 FERC Paragraph 61,223, 62,075 n.60
(1998).

            The pooling of interests methodology has been recognized as a proper way to account for a merger involving a jurisdictional public utility. See, e.g., American Electric Power Co. Central and Southwest Corp., 85 FERC Paragraph 61,201 (1998).

            An application for approval of the merger transaction has been submitted to the IURC. A copy of the joint application filed by SIGCORP and Indiana Energy is found at Exhibit B to this Application. After the joint application was filed with the IURC, the Indiana Supreme Court determined that, under Indiana law, pre-approval by the IURC of a merger of utility holding companies is not required. Indiana Bell Tel. Co. v. Indiana Util. Regulatory Comm'n, 1999 Ind. LEXIS 548 (July 30, 1999). The effect of that decision on the joint application filed by SIGCORP and Indiana Energy has not been addressed by the IURC, nor has the IURC acted upon the merits of the joint application. If it does so before the Commission acts in the instant proceeding, a copy of the IURC's order will be promptly forwarded to the Commission for its information.



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                              III. MERGER ANALYSIS

            The merger of the jurisdictional subsidiaries of SIGCORP and Indiana Energy is consistent with the public interest under section 203 of the FPA.
Section 203 provides:

                        No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility without having secured an order of the Commission authorizing it to do so. * * * After notice and opportunity for hearing, if the Commission finds that the proposed disposition, consolidation, acquisition or control will be consistent with the public interest, it shall approve the same.

16 U.S.C. Section 824b(a) (emphasis added). This statutory provision requires the Commission to approve a merger if it finds that the merger is in the public interest. The Commission has stated that an applicant need not show that a positive benefit will result from the merger. The applicant need only show that the merger or disposition is consistent with the public interest. See, e.g., IES Industries, Inc., 65 FERC Paragraph 61,191 at 64,416 (1993).

            In its Merger Policy Statement, 6/ the Commission set forth its policy for determining whether a merger is in the public interest. The Commission there stated that its analysis of a proposed merger would focus on three factors: (1) the merger's effect on competition; (2) the merger's effect on rates and ratepayers, i.e., whether the merger could cause wholesale

---------------------

6/ Inquiry Concerning the Commission's Merger Policy Under the Federal Power
   Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats, & Regs. P. 31,044 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC P. 61,321 (1997).


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ratepayers to incur higher costs as a result of the merger; and (3) the merger's effect on regulation. See Merger Policy Statement at 30,111.

            As discussed below, the proposed merger between SIGCORP and Indiana Energy will not have an adverse effect on competition. SIGCORP's subsidiary, SIGECO, is primarily an electric utility and natural gas distribution company and is one of the smallest electric utilities and gas distributors in the region. Indiana Energy's principal subsidiary, Indiana Gas, is primarily a natural gas distribution company. Although this type of "convergence" merger has raised the Commission's sensitivity to potential vertical market power concerns, there are no such concerns in this case. The Applicants' market power analysis shows that they have very small shares of the electric and natural gas markets in their service areas, indicating that they have no ability to affect market prices. Thus, the proposed merger will not, among other things, create or enhance the merged company's ability to exercise market power in natural gas markets to increase its electric utility rivals' gas costs.

            The Commission has recently approved a number of similar "convergence" mergers, citing the lack of market power concerns. See PG&E Corp., 80 FERC Paragraph 61,179 (1997); Duke Power Co., 79 FERC Paragraph 61,236
(1997); Enron Corp., 78 FERC Paragraph 61,179 (1997). Those proceedings, like the one now before the Commission, involved proposed mergers between entities that were predominantly electric utilities and entities that were predominantly natural gas utilities.

            With respect to the second factor mentioned in the Merger Policy Statement, the Applicants cannot increase rates to wholesale customers because the majority of the wholesale power sales are made under contracts that call for the payment of market-based rates. Most of the remaining contracts are due to expire soon, rendering any future sales subject to market



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forces as well. Finally, in connection with the Merger Policy Statement's third factor, the proposed merger will not impair the effectiveness of regulation of the merged utilities by either the Commission or the IURC, as we show below.

            The proposed merger, therefore, presents no concerns under the Merger Policy Statement's criteria. On the other hand, the proposed merger will provide substantial benefits by creating a company that is better able to compete in the newly restructured industry by reducing its operating costs and by increasing the company's ability to raise capital and market new products. Accordingly, the proposed merger should be approved as consistent with the public interest.

                            A. EFFECT ON COMPETITION

            In the Merger Policy Statement, the Commission said that it would apply the Department of Justice-Federal Trade Commission Horizontal Merger Guidelines as its analytical methodology for evaluating the effect of a proposed merger on competition. The Merger Policy Statement adopted a complex analytical screen, set forth in Appendix A to the Statement. The Commission made it clear, however, that the screen analysis need not be performed or filed when the Applicants "do not have facilities or sell relevant products in common geographical markets." See Merger Policy Statement, FERC Stats. & Regs. at 30,136. See also MidAmerican Energy Co. and MidAmerican Energy Holdings Co., 85 FERC Paragraph 61,354 at 61,367-68 (1998); Boston Edison Co., 82 FERC Paragraph 61,311 at 62,236 (1998); San Diego Gas & Elec. Co., 81 FERC Paragraph 61,410 at 62,860 (1997); Duke Power Co. and PanEnergy Corp., 79 FERC Paragraph 61.236 at 62,037-038 (1997).

            It is well-established that, with regard to the effect of a merger on competition, mergers may raise horizontal competitive concerns, vertical competitive concerns, or both. This merger



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raises no horizontal competitive issues, since such issues arise only when consolidation of electric generation or transmission assets is contemplated. By contrast, this is a "vertical merger," according to the affidavit of Applicants' expert economic witness, David B. Patton, 7/ "because its principal effect is to consolidate ownership of an input product (delivered gas supply) with the ownership of electric generation assets." Patton Aff. Paragraph 8. The proposed merger is a transaction involving two holding companies, one of which owns a combination public utility and local natural gas distribution company, and the other of which owns no electric utility property except a one-half interest in a power marketer which has only short-term contracts as its jurisdictional property. Mr. Patton has concluded that a horizontal market power analysis is not required in this case. According to Mr. Patton, the only horizontal aspect of this merger within the purview of the Commission would be the potential combination of electric generation or transmission assets. In this case, the consolidation of Indiana Energy's interest in ProLiance, an electric and natural gas marketer, with SIGCORP's public utility subsidiaries does not cause horizontal competitive effects because, as noted above, ProLiance does not own any generation or transmission properties, and it engages only in short-term energy transactions. Thus, ProLiance Energy's market share is zero under the Commission's analytic methodology for dealing with horizontal mergers. Id.

            The Commission has considered, and approved, a number of similar "convergence" mergers -- all of them involving much larger firms than SIGCORP and Indiana Energy or the


------------------------
7/ Mr. Patton, the head of the natural gas and electric utility practice at Capital Economics, was a Senior Economist in the Commission's Office of Economic Policy from 1995 to 1997, where he worked principally on electric utility open access matters. Mr. Patton's affidavit will be found at Exhibit C to this Application.


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operating companies they own. See San Diego Gas & Electric Co. and Enova Energy,
Inc., 79 FERC Paragraph 61,372 (1997); Long Island Lighting Co., 80 FERC Paragraph 61,035 (1997); Pacific Gas & Electric Co. and Valero Energy Corp., 80 FERC Paragraph 61,041 (1997); Enron Corp. on behalf of Enron Power Marketing, Inc. and Portland General Corp. on behalf of Portland General Electric Co., 78 FERC Paragraph 61,179 (1997). In each case, the Commission has made it clear that under the Merger Policy Statement, it was unnecessary for the applicants to provide either a horizontal screen analysis or, for that matter, any analysis of horizontal market power issues that might arise out of the proposed merger. Instead, the Commission has said, the competitive impact analysis of a convergence merger must focus on the vertical competitive effects that might be caused by such a merger. Specifically, the Commission is concerned with the possibility that the merged company might use its control of natural gas facilities or transportation capacity to raise the costs of the merged company's rivals in the downstream electricity market, thereby allowing the merged company to profitably raise electricity prices. See San Diego Gas & Electric Co. and Enova Energy, Inc., 79 FERC Paragraph 61,372 at 62,560 (1997).

            Mr. Patton's affidavit presents a thorough analysis of the likelihood this merger would present vertical market power issues of concern to the Commission. He notes that in its recent Notice of Proposed Rulemaking on filing requirements for public utility mergers,8/ the Commission provided guidance with respect to the analysis of mergers to ascertain whether they raise significant vertical market power issues. The Filing Requirements NOPR describes a vertical screen analysis for analyzing vertical competitive issues, which assesses competitive

-----------------------
8/ Revised Filing Requirements Under Part 33 of the Commission's Regulations; Notice of Proposed Rulemaking, FERC Stats. & Regs. P. 32,528 (1998), 63 Fed. Reg. 20340 (1998) (hereinafter cited as Filing Requirements NOPR).


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conditions in both the upstream and downstream markets. However, the Filing
Requirements NOPR also provides for a de minimis exception to the requirement for performing a vertical screen analysis. After examining this merger in relation to the standard for application of the de minimis exception, Mr. Patton concludes that a full vertical screen analysis is unnecessary.

            Mr. Patton highlights three types of vertical market power concerns. Patton Aff. Paragraph 9. The first, and primary, concern is that the merged entity will be able to use its control over one or more upstream businesses to raise input costs for its competitors in downstream markets. The second is that the merger will induce formerly competing concerns to collude on pricing or otherwise to share information. The third concern is the possibility that the merger could allow the merged firm to evade regulatory scrutiny of intra-corporate transactions that, pre-merger, took place between independent entities.

            To assess whether any or all of these concerns were present, Mr. Patton performed a study of the upstream natural gas market to ascertain Vectren's affiliates' probable market share of the pipeline capacity that would be available to serve their competitors in the relevant geographic market and the extent to which this market is concentrated. In order to perform such a study, Mr. Patton made alternative assumptions about the nature of the market for delivered gas. These assumptions include -

            - Definition of geographic market. The larger the geographic market, the lower the applicant's market power will appear to be. Mr. Patton conservatively selected only the area of central and southern Indiana that encompasses both SIGECO's and Indiana Energy's affiliates' service territories, notwithstanding the fact that potential competitors could receive service from interstate pipelines that currently serve surrounding regions. Patton Aff. Paragraph 30.

            - The number of pipelines to consider. There are five pipelines that serve SIGECO and Indiana Energy's affiliates but only three that serve both SIGECO and the Indiana

-------------------

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

                 Energy affiliates. Patton Aff. Paragraph 31. Mr. Patton performed alternative studies, first looking at available capacity on all five pipelines and then looking at capacity on just the three pipelines that serve both sets of companies.

            - Uncommitted downstream capacity and released capacity. In dealing with these two forms of capacity that conceivably could become available in the event of a significant price increase in the relevant market, Mr. Patton included in his study both uncommitted capacity held to serve downstream markets and released capacity on the pipelines that can be used to serve Indiana. He did not, however, include either interruptible capacity or unsubscribed capacity, owing to the lack of reliable data for these parameters. Patton Aff. Paragraph 32.

            - How much downstream capacity to include. One of the "unknowns" that Mr. Patton faced was how much of the capacity held by downstream entities is deemed "uncommitted," i.e., available to respond to an significant price increase in the relevant geographic market. In performing his study, Mr. Patton decided to measure market share and market concentration using four different assumptions about the percentage of downstream capacity (as well as SIGECO's and Indiana Energy affiliates' non-marketing capacity) that would be available to serve the geographic market: (1) 20% of the capacity; (2) 35% of the capacity; (3) 50% and (4) 100%. Patton Aff. Paragraph 38.

            - What about TETCO's "two-leg" system? Only the northern leg of Texas Eastern's system serves Indiana. In recognition of this fact, Mr. Patton's analysis of the availability of TETCO capacity serving downstream markets was scaled down by 75%, to account for the fact that some 75% of TETCO's capacity is found on its southern leg. Patton Aff. Paragraph 43.

            - What capacity release data should be used? Mr. Patton chose to use data for historical capacity release averages on the relevant pipelines, including only those releases that could have been acquired to serve Indiana customers, each of the last two winters. He made this choice because it tends to be very conservative, owing to the fact that released capacity is generally lower in the winter when customer demand is highest. In addition, Mr. Patton excluded releases by marketers and the Applicants; he also subtracted the amount of uncommitted downstream capacity assumed for each case to eliminate any possibility of double-counting. Patton Aff. Paragraph Paragraph 40-44.

            The results of Mr. Patton's upstream analysis are shown in Attachment C to his affidavit. Mr. Patton's study "show[s] that even under the most conservative assumptions, the applicants lack significant control over the pipeline capacity serving the region. Further, the low levels of market concentration found in each of the cases suggests that the Midwest delivered gas market is not conducive to the exercise of market power." Patton Aff. Paragraph 45.

            The post merger Herfindahl-Hirschman Index calculated by Mr. Patton ranged from 316 to 848. This result means that the market will continue to be markedly unconcentrated and competitive after the proposed merger takes place. As the Commission has said, "[i]f the HHI is below 1000, adverse anticompetitive effects are unlikely." New England Power Pool, 85 FERC Paragraph 61,379 at 62,472 (1998). The merged company's affiliates' market share, ranging from 5.6% to 16.2%, is also relatively insignificant regardless of which assumptions are used. Patton Aff. Paragraph 46.

            A number of other factors, not susceptible of precise calculation but significant nonetheless, support Mr. Patton's conclusion that the merger will not permit the merged company to exercise market power in the upstream market. New capacity is being constructed in the Midwest. At the same time, a substantial number of long-term contracts for capacity on the pipelines serving SIGECO and Indiana Energy's affiliates are scheduled to expire by their terms during the next six years. This capacity will be available to compete with the pipeline capacity held by the firms that will be in the Vectren family. Mr. Patton also found that gas supplies can be delivered by displacement from the Chicago market, one of the most competitive and liquid natural gas markets in the Nation, to serve Indiana. Patton Aff. Paragraph 51. None of this additional capability is included in Mr. Patton's market analysis, although it will have a powerful effect in disciplining attempts to raise prices. In addition, this capability will ensure that utilities in Indiana that rely on natural gas as an input fuel will have no difficulty in securing abundant supplies, regardless of what Vectren may do.

            Mr. Patton also examined vertical competitive issues raised by the Applicants' or their affiliates' control of natural gas distribution facilities, to determine whether they could use their ownership of such facilities to raise their rivals' costs or engage in anticompetitive coordination. He found that SIGECO's distribution system serves only its own generation facilities. Likewise, Indiana Gas's distribution system serves a very small share of its potential rivals' generation facilities, amounting to only 243 MW of gas turbine capacity or less than 0.5% of the total generation in the Southwest ECAR region. Based on this insignificant amount of generation owned by potential competitors and served by the Applicants' or their affiliates' distribution systems, as well as the de minimis role that natural gas plays in the broader Midwest electric market, Mr. Patton concluded that the control of distribution facilities by the Applicants and their affiliates poses no vertical market power concerns. Patton Aff. Paragraph 59.

            Mr. Patton also looked at coal as an input, in light of the fact that SIGECO owns coal resources and because many of its competing utilities are base-loaded on coal. He determined that, for several reasons, the merger will not produce anticompetitive results for coal-burning utilities. Patton Aff. Paragraph Paragraph 60-62. First, SIGCORP affiliates own both the electric assets and all of the coal resources that the merged company will own after the merger. So there are no vertical market power concerns related to coal holdings that arise out of the merger. Second, the output of SIGECO's mine "represents an insignificant amount of coal for the region" - only 0.2% of coal production in the Midwest, and less than 3% of Indiana's coal output. Patton Aff. Paragraph 61; see also Attachment F. Finally, SIGECO uses 100% of the coal its mine can produce, leaving no excess capacity to be withheld from the market to raise the costs of competing generators.

            As we have noted above, the Commission's application of the de minimis rule to vertical mergers makes it unnecessary to perform a full Appendix A screen when the upstream input (natural gas and coal) that the Applicants control has little or no significance to the production of the downstream product (electricity). Mr. Patton's study shows definitively that that is the case with respect to the relationship between control of natural gas pipeline capacity and coal resources, on the one hand, and production of electricity, on the other, in the Midwest.

            Attachment G to Mr. Patton's affidavit shows that only about six percent of the electric generation in the Midwest (regardless of how the term "Midwest" is defined) is fueled by natural gas; the vast bulk of the generation is coal-fired. Even this figure tends to overstate the importance of natural gas, most of which is burned in facilities that are kept in reserve and are rarely dispatched. To demonstrate this fact, Mr. Patton examined the use of natural gas versus the use of other fossil fuels by Midwestern utilities in 1998. As is shown in Attachment H to his affidavit, measured in terms of heat input, gas represented just 1.1% of the fossil fuel used by ECAR utilities, 0.6% of fossil fuel used by utilities in the Southwestern portion of ECAR and 0.8% of the fossil fuel used in Indiana. Examination of the relative role of gas in terms of the amount paid by utilities for fossil fuel produced only slightly larger, though still not very significant, figures: gas costs represented 2.3% of the fossil fuel purchases by utilities within ECAR, 1.5% of the fossil fuel purchases in Southwestern ECAR and 2% of the fossil fuel purchases in Indiana. Again, natural gas does not appear to be a significant fuel.

            Finally, Mr. Patton asked whether natural gas could be deemed the "marginal" fuel, so that its relative abundance or scarcity might have a significant impact on rates for electric generation. His analysis shows that gas-fired generators are operated so infrequently that they are unlikely to constitute the marginal facilities in the region. Patton Aff. Paragraph 75.

            The overall conclusion Mr. Patton reached is undeniable: The proposed merger of SIGCORP and Indiana Energy into VECTREN "poses none of the potential competitive concerns outlined in the Commission's Merger Policy for vertical mergers." Patton Aff. Paragraph 76. The "upstream market results show that the upstream market [for natural gas] is not conducive to an exercise of market power, which should eliminate the possibility that the merged company could profitably execute a strategy to raise its rivals' costs." Id. at Paragraph 77.

            Mr. Patton also concluded that "anticompetitive coordination is not a concern in this case." His primary grounds for this conclusion rested on the fact that natural gas is relatively insignificant as an input to electric generation and on the fact that neither of the merger partners' affiliates has a substantial share of the available pipeline capacity. Id. at Paragraph 79. However, to ensure that there is no concern about collusion between SIGECO and ProLiance Energy, a power marketer in which Vectren will own a half interest, the Applicants commit that SIGECO and ProLiance will comply with a Code of Conduct guaranteeing that they will not sell to and buy from each other or exchange sensitive information about competitors except to the same extent such information is made generally available to the trade. A copy of that Code of Conduct is attached to this Application as Exhibit D.

            This Application does not raise any significant questions with respect to transmission market power. SIGECO has on file with the Commission an open-access transmission tariff that conforms fully to the Commission's pro forma transmission tariff and is otherwise in compliance with Order No. 888. In addition, as noted above, SIGECO will be a full Participant in the Midwest ISO. Hence, the use of its transmission system will be available to all utilities in the region and will be administered by an ISO that is independent of SIGECO's management. In these circumstances, SIGECO lacks the wherewithal to exercise undue market power in the market for bulk power transmission service or any of its sub-markets. See Central Illinois Light Co. and The AES Corp., 87 FERC Paragraph 61,293 (1999).

            This Application, therefore, does not present the Commission with market power issues that would suggest that approval of the merger is not in the public interest.

                               B. EFFECT ON RATES

            SIGECO has three principal wholesale customers. It sells firm power to the City of Jasper, Indiana, firm peaking power to Hoosier Energy and backup and emergency power to Alcoa Generating Company. The contract with Hoosier Energy expires in less than nine months. The contract with the City of Jasper is a partial requirements contract, as Jasper has limited generation capacity of its own.

            In addition to its wholesale sales to Alcoa Generating Co., Hoosier Energy and Jasper, SIGECO engages in economy energy and exchange transactions with all of the utilities with which it is interconnected. As a member of ECAR, SIGECO provides ancillary services, e.g., spinning reserves, to the regional entity.

            In 1996, the Commission analyzed SIGECO's generation market power and found that it was so insignificant as to warrant authorizing SIGECO to sell electricity at wholesale at market-based rates. Southern Indiana Gas & Electric Co., 77 FERC Paragraph 61,024 (1996). Nothing that has transpired in the succeeding three years has altered the basis for that determination. Four of the six agreements under which SIGECO sells power at wholesale to municipal customers were negotiated under SIGECO's market-based rate authority. To impose rate conditions upon those agreements would be inimicable to the idea of using market forces, rather than regulatory fiat, as the mechanism for assuring that rates are just and reasonable. The remaining two wholesale sales with SIGECO's municipal customers were made under SIGECO's Rate Schedule "RS" and provide that the customer may terminate SIGECO's service upon five years' notice. One of such customers has given the requisite notice, and its service will expire on March 31, 2001. The other agreement remains in force solely because the customer has elected not to give notice of termination.

            As noted above, the Commission's authorization to charge market-based rates was based on a finding that SIGECO's share of the relevant market for bulk power is so small as to make it impossible, as a practical matter, for the utility to increase its rates above a just and reasonable level. Southern Indiana Gas & Electric Co., 77 FERC at 61,092 (1996). The merger transaction will not appreciably change this state of affairs. Indiana Energy's only venture in the wholesale electric market consists of a 50% interest in ProLiance Energy, a power marketer that has also been authorized to charge market-based rates. The joinder of SIGECO and ProLiance Energy under the Vectren umbrella will not alter the fact that market forces, rather than the wishes of Vectren's management, will determine the rates the jurisdictional members of the Vectren family can obtain for their wholesale electric services.

            For this reason, the proposed merger does not raise any cognizable issues with respect to wholesale rates for electric power and energy; those rates will be kept at just and reasonable levels by market forces, just as they are now. If SIGECO attempts to institute an unjustified increase in its wholesale rates, its customers will simply go elsewhere to purchase their bulk power supplies. The same is true for ProLiance Energy. The marketplace is literally brimming with alternative suppliers from which they can purchase power.

            The Commission has held that wholesale sales at market-based rates do not raise any concerns about a merger's possible adverse effect on rates See, e.g., Destec Energy, Inc. and NGC Corporation, 79 FERC Paragraph 61,373 at 62,574-75 (1997); Enron Corp., 78 FERC Paragraph 61,179 at 61,737 (1997). In
these circumstances, this merger proposal does not call for the implementation of any special conditions, such as a rate moratorium or "hold-harmless" provision, in order to protect wholesale customers from the market power of the merged entity. 9/

                             C. EFFECT ON REGULATION

            Approval of this merger transaction will have no effect on the regulatory status of SIGECO. After the merger takes place, its wholesale rates, as well as its rates for transmission service, will remain, as they are today, subject to the Commission's regulatory jurisdiction. ProLiance Energy will also remain subject to the Commission's regulatory authority over power marketers. SIGECO's retail electric rates will continue to be regulated by the IURC after the merger. Similarly, the IURC's regulatory jurisdiction over the natural gas sales, transmission and distribution activities of both SIGECO and Indiana Gas will be unaffected by the merger.

            Since this is a proposed merger of two exempt public utility holding companies, the Commission's primary regulatory concern, as expressed in its Merger Policy Statement, is to avoid the loss of jurisdiction over transactions between SIGECO and affiliated suppliers of inputs, e.g., fuel, under the doctrine of Ohio Power Co. v. FERC, 954 F.2d 779, 782-86 (D.C. Cir.), cert. denied, 498 U.S. 73 (1992). The Applicants anticipate that such a loss of jurisdiction will not occur. After the merger takes place, Vectren, the surviving corporation, will qualify for exempt status under section 3(a)(1) of PUHCA, and the Applicants fully intend to seek and obtain such an exemption for Vectren. Since Ohio Power applies only to registered holding

--------------------
9/ If the Commission so conditions its grant of merger authority, Vectren is willing to guarantee that none of the costs arising out of the merger transaction will be used as a vehicle for an increase in its jurisdictional entities' wholesale electric rates.

companies, the Commission's jurisdiction over intra-corporate transactions will not be endangered by the proposed merger. In these circumstances, the Commission has held that there is no reason to conduct further inquiry with respect to the effect of a merger on regulation. See PG&E Corp., 80 FERC Paragraph 61,041 at 61,138 (1997); Enova Corp., 79 FERC Paragraph 61,107 at 62,567 (1997).

            Recently, however, in Central Illinois Light Co. and The AES Corporation, 87 FERC Paragraph 61,293 (1999), the Commission, in its order considering a proposed merger of two holding companies, expressed concern that the surviving corporation's application for exempt status might be withdrawn or denied by the Securities and Exchange Commission, thereby allowing it to invoke the Ohio Power doctrine to defeat FERC jurisdiction over abusive intra-corporate transactions. The Commission required the applicants to commit to abide by its policies with regard to such transactions. In light of the Commission's concern as expressed in that case, Vectren hereby offers the same commitment: regardless of whether or not Vectren enjoys exempt status under PUHCA or becomes a registered holding company, all of the jurisdictional members within the Vectren family agree not to invoke the Ohio Power doctrine.

            As the Applicants have noted above, the IURC's jurisdiction will not be adversely affected by the proposed merger.

            For the foregoing reasons, this Application presents no cognizable issues with respect to the effect of the merger on regulation.

                   IV. COMPLIANCE WITH 18 C.F.R. SECTION 33.2

(a) Name and address of principal business office

                   Southern Indiana Gas and Electric Company,
                               SIGCORP, Inc., and
                               Vectren Corporation
                              20 N.W. Fourth Street
                              Evansville, IN 47741
                                 (812) 465-5300
                              (812) 464-4554 (fax)

                              Indiana Energy, Inc.
                           1630 North Meridian Street
                             Indianapolis, IN 46202
                                 (317) 926-3351
                              (317) 321-0747 (fax)

(b) Names and addresses of persons authorized to receive service

                         For SIGCORP, SIGECO and Vectren

                                 George A. Porch
                       Bamberger, Foreman, Oswald and Hahn
                                  P.O. Box 657
                              Evansville, IN 47704
                                 (812) 425-1591
                              (812) 421-4936 (fax)

                                 Isaac D. Benkin
                       Winthrop, Stimson, Putnam & Roberts
                          1133 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 775-9880
                              (202) 833-8491 (fax)

                               For Indiana Energy

                               Ronald E. Christian
                                 Robert Heidorn
                              Indiana Energy, Inc.
                             1630 N. Meridian Street
                             Indianapolis, IN 46202
                                 (317) 321-0357
                              (317) 321-0747 (fax)

                                  Stephen Angle
                                 Howrey & Simon
                          1299 Pennsylvania Ave., N.W.
                             Washington, D.C. 200004
                                 (202) 383-7621
                              (202) 383-6610 (fax)

(c) Designation of territories served

            SIGECO provides retail electric service in the following counties of the State of Indiana: Vanderburgh, Posey, Gibson, Warrick, Spencer and Pike. A map of SIGECO's system is attached as Exhibit E to this Application.

(d) Description of jurisdictional facilities

            The facilities used by SIGECO to provide FERC-jurisdictional sales and transmission service consist of the generation facilities listed on Exhibit F attached to this Application and the transmission facilities shown on Exhibit E to this Application.

(e) Nature of the transaction

            A full and complete description of the transaction is set forth in the preceding sections of this Application.

(f) Statement of facilities to be merged

            Because the merger transaction will consist of the exchange of capital stock and not the disposition of assets, no facilities used to provide jurisdictional service will be alienated in any way as a result of the merger. Those facilities will remain the property of SIGECO and ProLiance Energy.

(g) Accounting treatment

            This merger transaction will take place at the holding company level, not at the operating company level. After the merger, SIGECO's books of account will continue to be maintained in accordance with the Commission's Uniform System of Account for Public Utilities, just as they are today. No entries will be necessary to reflect the merger, particularly in light of the principals' intention to use the pooling of interests method of accounting for the effect of the merger at the holding company level. As the Commission is aware, under the pooling of interests method, assets are reflected on the books of the merged corporation at the same value they had on the books of the merging corporations prior to the merger; no gain or loss is recognized on account of the merger.

            In light of the foregoing, therefore, the Applicants respectfully request a waiver of the requirement in section 33.2(g) of the Commission's regulations that they provide a statement of the cost of the jurisdictional assets involved in the merger, as well as any requirement to provide accounting entries reflecting the impact of the merger on the books of SIGECO. Such a waiver was granted in the Central Illinois Light Co. and The AES Corp. case, supra, and the Applicants respectfully submit that the same reasons for waiving the requirement to file accounting data relating to a merger are present in the instant case.

(h) Effect of transaction upon jurisdictional contracts

            Because the merger will take place entirely at the holding company level, it will have no effect on the performance of any contract for the sale of electricity in interstate commerce at wholesale. Nor will it have any effect on the performance of interstate transmission service. SIGECO will continue to perform its purchase and wholesale sale contracts without regard to the fact that its parent corporation will be Vectren rather than SIGCORP, and it will continue to have an open access transmission tariff on file with the Commission in accordance with Order No. 888. Similarly, ProLiance Energy will continue to fulfill its contractual obligations notwithstanding the consummation of the merger transaction. There are no plans by the

Applicants to alter the performance of their obligations or those of their subsidiaries under jurisdictional contracts in any way.

(i) Applications to other state and federal regulatory bodies

            As noted above, Indiana Energy and SIGCORP have filed a joint application with the IURC for approval of the merger transaction. A copy of the application is attached hereto as Exhibit B. At or about the time the merger is scheduled to take place, the Securities and Exchange Commission will be asked to rule that Vectren will be exempt from registration and certain other regulatory requirements under PUHCA.

(j) Facts relied upon to show the merger will be consistent with the public interest

            This merger transaction will bring together two relatively small energy companies, each of which has traditionally had a local, Indiana focus. Today, they are low-cost utilities providing service with a high degree of reliability. But the future does not look bright for such utilities. There has been a growing trend towards consolidation and globalization of the utility industry. The SIGECO service territory, for example, is surrounded by three newly-formed utility giants that have resulted from mergers approved by the Commission. Central Illinois Public Service Company and Union Electric Company have merged to form Ameren; PSI Energy and Cincinnati Gas and Electric have formed Cinergy; and Louisville Gas and Electric Company and Kentucky Utilities have been merged into LG&E Energy. Under the Commission's initiatives, the business has become competitive. To compete with these utility giants, relatively small companies, such as SIGCORP and Indiana Energy, must take action to increase their scale and reduce their costs.

            As the affidavit of Niel C. Ellerbrook, attached to this Application as Exhibit G, states, the competitors that SIGCORP and Indiana Energy face -
                        have vast financial resources to invest in product development and marketing. They can offer compensation packages to attract the best employees. They can spread costs over many customers. They can absorb start-up costs as the try innovative strategies. They can finance large business transactions. 10/

To survive in this competitive atmosphere, Mr. Ellerbrook says, small utilities must undergo a substantial increase in scale, so that they can reduce their costs and increase their ability to raise capital, to attract management talent, to increase the customer base and to market new products.11/

            As Mr. Ellerbrook points out, SIGCORP and Indiana "are virtually identical in terms of financial size." This means that the proposed merger is "a true merger of equals," under which neither merger partner is acquiring the other. As a result, neither set of shareholders will pay an acquisition premium to the other. Vectren, Mr. Ellerbrook concludes, will serve more than 650,000 customers located in central and southern Indiana, a critical mass of customers over which to spread costs, thus creating more stable earnings and a base of operations for the merged company. He concludes:

                                    As a result of this merger, the following
                        benefits should be achieved: (1) the creation of a larger Indiana-based energy company focused on local economic development, jobs and customers, with greater scale that will contribute to sustaining long-term growth as a viable energy provider; (2) the creation of a larger company capable of raising and investing the financial and intellectual capital required to develop and market products and services designed to attract and retain customers; (3) the continued

-------------------------
10/ Ex. G at p. 2, P. 5. Mr. Ellerbrook is President and Chief Executive Officer of Indiana Energy.

11/ The merger is expected to reduce operating and capital costs by over $200 million over the next ten years. A substantial portion of these savings arises through the consolidation of support services which will result in the more efficient provision of such services for all of the operating companies. Id..

                        provision of low cost utility services to the public, and delay/avoidance of future rate increases due to an estimated $200 million in merger savings (net of costs to achieve); and (4) the maintenance of quality service to customers.

Ex. G at p. 2, Paragraph 7.

            Of special note, according to Mr. Ellerbrook, is the creation of a $1.4 billion company which will be able to stimulate much greater investment from outside sources of capital. This will produce a financially stable company without compromising regulatory oversight. Id.

            For these reasons, the Applicants submit that this proposed merger is unquestionably in the public interest.

(k) Statement of franchises held

            A full and complete description of the franchises held by both SIGECO and Indiana Energy's affiliates is set forth in Section I of this Application, supra.

(l) Federal Register notice

            A form of notice of this Application, suitable for publication in the Federal Register, will be found in Exhibit H to this Application. We are also submitting a 3.5" diskette containing a copy of the form of Notice in ASCII format.

                              V. ADDITIONAL MATTERS

            In the Filing Requirements NOPR, the Commission proposed to eliminate as "unnecessary" some of the mandatory exhibits called for in the existing version of Part 33 and to require applicants for approval of mergers and other dispositions to file certain material not now called for in the Part 33 regulations.

            In light of their "unnecessary" character and for other reasons indicated below, the Applicants hereby respectfully request a waiver of certain exhibits required under section 33.3 of the Commission's regulations, as indicated below:

            - Exhibit A: Copies of resolutions of the Boards of Directors of SIGCORP and Indiana Energy. Applicants request a waiver of the requirement to file these documents. Characterized as "unnecessary" in the Filing Requirements NOPR, the requirement to file such material appears to suggest that perhaps an applicant would file for approval or a merger or disposition that had not been approved by the governing board of the applicant, a rather unlikely premise.

            - Exhibit B: A statement of the extent to which the participants in the merger are controlled by a bank, underwriter, supplier or public utility. The provenance and governing structure of both Indiana Energy and SIGCORP are described in Section I, supra. The capital stock of each of those corporations is publicly held and traded on national exchanges. Applicants respectfully request a waiver of the requirement to file this separate statement.

            - Exhibits C-F: Certain financial statements. As we have indicated supra, the financial statements of SIGECO, the only jurisdictional entity required to File a Form No. 1 or keep its books and records in accordance with the Uniform System of Accounts, will not be in any way affected by the proposed merger. Hence, no useful purpose would be served by requiring the filing of financial data showing the impact of the merger on a pro forma basis, and the Applicants request a waiver of the requirement to file this information.

            - Exhibit G: A copy of each application filed with an other federal or state agency. The IURC application will be found at Exhibit B hereto.

            - Exhibit H: All contracts in respect of the merger transaction: This material will be found at Exhibit A hereto.

            - Exhibit I: A map showing the properties of the Applicants A map of SIGECO's electric system will be found at Exhibit E hereto. ProLiance Energy has no jurisdictional assets that can appear on a map.

                        In addition to the foregoing, the Applicants are
            submitting the following

supplemental material:

Exhibit I - Verification.

Exhibit J - List of all persons upon whom copies of this Application have been served.

                                 VI. CONCLUSION

            For the foregoing reasons, the Applicants ask the Commission to determine that the proposed merger of Indiana Energy and SIGCORP into Vectren is consistent with the public interest and to issue an order approving said merger.

                                      Respectfully submitted,

                                      --------------------------
                                      Isaac D. Benkin
                                      Winthrop, Stimson, Putnam & Roberts
                                      1133 Connecticut Avenue, N.W.
                                      Washington, DC 20036
                                      (202) 775-9880

                                      ----------------------------
                                      George A. Porch
                                      Bamberger, Foreman, Oswald
                                      and Hahn, LLP
                                      P.O. Box 657
                                      Evansville, IN 47704
                                      (812) 452-4321

                                      Counsel for Vectren Corporation and
                                      Southern Indiana Gas and Electric Company

                                      ----------------------------
                                      Stephen Angle
                                      Howrey & Simon
                                      1299 Pennsylvania Ave., N.W.
                                      Washington, DC 20004
                                      (202) 383-7261

                                      -----------------------------
                                      Ronald E. Christian
                                      Robert Heidorn
                                      Indiana Energy, Inc.
                                      1630 North Meridian Street
                                      Indianapolis, IN 46202
                                      (317) 321-0357

                                      Counsel for Indiana Energy, Inc.

Filed:  August 13, 1999

                                Index to Exhibits

Exhibit A - Merger Agreement

Exhibit B - Joint Application to IURC

Exhibit C. - Affidavit of David B. Patton

Exhibit D - Code of Conduct Agreement between SIGECO and ProLiance Energy

Exhibit E - Map of SIGECO's Electric System

Exhibit F.- List of SIGECO's Generating Facilities

Exhibit G - Affidavit of Niel C. Ellerbrook

Exhibit H - Federal Register Notice

Exhibit I - Verification

Exhibit J - List of Persons Served With This Application